Exhibit 99.1

FORM OF

NON-QUALIFIED STOCK OPTION AGREEMENT

«Insert Date»

«FirstName» «LastName»

«Title»

Valassis Communications, Inc.

19975 Victor Parkway

Livonia, MI 48152

Dear Mr. / Ms. «LastName»:

This Agreement confirms the grant of a non-qualified stock option to you effective as of «Insert Date» (the “Grant Date”) under the Valassis Communications, Inc. 2008 Omnibus Incentive Compensation Plan (the “Plan”), upon the following terms and conditions. Capitalized terms used in this Agreement, but not defined herein, shall have the meanings set forth in the Plan.

1. Grant of Option. Valassis Communications, Inc. (the “Company”) hereby grants to you an option (the “Option”) to purchase an aggregate of «Insert Share Amount» shares of Stock (the “Common Shares”) at a per share purchase price equal to                      Dollars and                      Cents ($XX.XX) (the “Purchase Price”), which represents the Fair Market Value of a Common Share on the Grant Date. This Option is a non-qualified stock option.

2. Times of Exercise and Term of the Option.

(a) Subject to Paragraph 3 hereof, the Option shall be vested and exercisable as follows, subject to you remaining continuously employed by the Company, a Subsidiary, or an Affiliate on the applicable vesting date:

[INSERT VESTING SCHEDULE]

(b) Notwithstanding the foregoing, the Option, to the extent unvested, shall become fully vested and exercisable (unless earlier terminated in accordance with their terms) upon:

(i) a Change in Control, if you remain continuously employed on the effective date of a Change in Control, or

«FirstName» «LastName»

«Insert Date»

(ii) a termination of your employment under the following conditions:

(A)	by reason of death or Disability (as “Disability” is defined in your employment agreement with the Company, a Subsidiary, or an Affiliate; if no “Disability” definition exists in your employment agreement (or no employment agreement exists), a Disability shall be deemed to occur if you are absent from your duties with the Company, a Subsidiary, or an Affiliate for a period of at least 180 days during any 12 month period as a result of incapacity due to a mental or physical illness, as determined solely in the discretion of the Committee);

(B)	by the Company other than for Cause (as “Cause” is defined in your employment agreement with the Company, a Subsidiary, or an Affiliate; if no “Cause” definition exists in your employment agreement (or no employment agreement exists), Cause shall have the following meaning: (1) conviction of any felony or misdemeanor; (2) violation of any Company policy, including, but not limited to, the Company’s Drug and Alcohol policies, code of conduct, and/or employee handbook; (3) the commission of any act detrimental to the best interests or reputation of the Company; (4) the failure to follow the reasonable directives of your supervisory personnel; or (5) the failure to meet applicable performance standards);

(C)	by you for Good Reason (if and only if termination for Good Reason is permitted under your employment agreement with the Company, a Subsidiary, or an Affiliate and only to the extent defined in your employment agreement); or

(D)	by reason of your retirement under the Valassis Employees’ Retirement Savings Plan.

(c) If you choose to exercise the Option for less than the entire vested portion of the Option, you may exercise the remaining vested portion of the Option at any subsequent time or times during the term of the Option. The Option shall expire in its entirety on the                      anniversary of the Grant Date (the “Option Expiration Date”) subject to earlier termination as hereinafter provided in Paragraph 3 below. The Option shall not be exercised for fractional shares.

«FirstName» «LastName»

«Insert Date»

3. Certain Exercise Requirements. The Option is exercisable by you only while you are in the employ of the Company, a Subsidiary, or an Affiliate, except that upon termination of your employment, the Option, to the extent vested and exercisable as of such termination, shall be exercisable by you for a period of six (6) months following the date of such termination, but in no event beyond the Option Expiration Date. Notwithstanding the foregoing, if your employment is terminated by the Company for Cause, the Option, whether or not vested and exercisable, shall be immediately forfeited by you, with no consideration due to you.

4. Manner of Exercise.

(a) To exercise this Option, you must follow the Company’s established exercise procedures. These procedures currently require an optionee to initiate their exercise by logging onto their account at www.retireonline.com or by calling JPMorgan at 1-800-345-2345. All Rule 144 or 16(b) officers should contact Mellon’s Executive Services Group at 1-800-851-1982 to initiate their exercise. Please direct any exercise inquiries to the Accounting Department (Mary Stencel, ext. 14953 or Linda Schalek, ext. 14976).

(b) In the event you choose not to do a “cashless exercise” (a simultaneous purchase and sale of the Common Shares underlying the vested portion of the Option) and, instead, choose to exercise the vested portion of the Option and hold the Common Shares received upon exercise pending a future decision to sell, you must accompany your notice of exercise with shares of Stock (whether then owned by you or issuable upon exercise of the Option) having a Fair Market Value equal to the purchase price or consideration of cash and Stock and/or with cash, check, draft, money order, or wire transfer made payable to the order of the Company for the full amount of the Purchase Price for the Common Shares to be purchased within three business days of such notice.

5. Withholding Taxes.

(a) You acknowledge that you will consult with your personal tax advisor regarding the federal, state and local tax consequences of the Option grant, any exercise thereof, and any other matters related to this Agreement. You are relying solely on your advisors and not on any statements or representations of the Company or any of its agents. You understand that you are responsible for your own tax liability that may arise as a result of this Option grant, any exercise thereof, or any other matters related to this Agreement.

(b) In order to comply with all applicable federal, state or local income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all income and payroll taxes, which are your sole and absolute responsibility, are withheld or collected from you at the minimum required withholding rate.

«FirstName» «LastName»

«Insert Date»

(c) In accordance with the terms of the Plan, and such rules as may be adopted by the Committee administering the Plan, in the discretion of the Committee, you may elect to satisfy any applicable tax withholding obligations arising from the exercise of the Option by:

(i)	delivering cash (including check, draft, money order or wire transfer made payable to the order of the Company);

(ii)	having the Company withhold a portion of the Shares having a Fair Market Value equal to the amount of the minimum statutory withholding obligations;

(iii)	delivering to the Company shares of Stock having a Fair Market Value equal to the amount of such taxes. The Company will not deliver any fractional Share but will pay, in lieu thereof, the Fair Market Value of such fractional Share. Your election must be made on or before the date that the amount of tax to be withheld is determined; or

(iv)	using such other methods of payment that the Committee, in its discretion, deems appropriate from time to time.

6. Conditions to Issuance of Stock Certificates. The Company shall not be required to issue or deliver any Common Shares purchased upon the exercise of the Option or portion thereof prior to fulfillment of all of the following conditions:

(a) The admission of such Common Shares to listing on all stock exchanges on which such Common Shares are then listed;

(b) The completion of any registration or other qualification of such Common Shares under any state or federal law or under rulings or regulations of the Securities and Exchange Commission or of any other governmental regulatory body, which the Committee shall, in its absolute discretion, deem necessary or advisable;

(c) The obtaining of any approval or other clearance from any state or federal governmental agency which the Committee shall, in its absolute discretion, determine to be necessary or advisable; and

(d) The receipt by the Company of full payment for such Common Shares, including payment of any applicable withholding tax (subject to any minimum statutory withholding limits).

7. Incorporation of Plan Provisions. This Agreement is made pursuant to the Plan and is subject to all the terms and provisions of such Plan as if the same were fully set forth herein. In the event of a conflict between the terms of this Agreement and the terms of the Plan, the Plan shall control.

«FirstName» «LastName»

«Insert Date»

8. Shareholder Rights. You shall not be, nor have any of the rights or privileges of, a holder of Common Shares in respect of any Common Shares purchasable upon the exercise of the Option, including any rights regarding voting or payment of dividends, unless and until a certificate representing such Common Shares has been delivered to you or a book-entry registration for such Common Shares has been made in your name or in the names of your legal representatives, beneficiaries, or heirs, as applicable.

9. Option Not Transferable. The Option may not be sold, pledged, assigned or transferred in any manner unless and until the Common Shares underlying the Option have been issued and all restrictions applicable to such Shares have lapsed. Notwithstanding the foregoing, the Option may be transferred (a) by will or the laws of descent and distribution or (b) to a family member (as defined in the Form S-8 Registration Statement under the Securities Act of 1933) as a gift or by a domestic relations order, only if, in each case, the transferee executes a written consent to be bound by the terms of this Agreement. Neither the Option nor any interest or right therein shall be liable for your debts, contracts or engagements or your successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect.

10. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11. Entire Agreement. This Agreement represents the complete understanding with respect to the Option granted hereunder and supersedes and cancels all prior written or oral agreements and understandings relating to the terms of this Agreement and the Option.

12. Miscellaneous. This Agreement: (a) shall be binding upon and inure to the benefit of any successor of the Company and your successors, assigns and estate, including your executors, administrators and trustees; (b) shall be governed by the laws of the State of Delaware and any applicable laws of the United States; and (c) may not be amended except in writing. It is intended that this Option grant will be exempt from Section 409A of the Code. However, nothing in the Agreement shall be construed to result in a guarantee of this tax treatment, and you shall be responsible for all of your federal, state and local taxes (and any related liabilities). All actions or proceedings arising out of, or related to, this Agreement shall be brought only in an appropriate federal or state court in Michigan and the Parties hereby consent to the jurisdiction of such courts over themselves and the subject matter of such actions or proceedings.

To confirm your acceptance of the foregoing, please sign and return this Agreement to Todd L. Wiseley, Vice President, Administration and Secretary, Valassis Communications, Inc., 19975 Victor Parkway, Livonia, Michigan, 48152.

«FirstName» «LastName»

«Insert Date»

VALASSIS COMMUNICATIONS, INC.

By:
Todd L. Wiseley
Vice President, Administration and Secretary

AGREED:

«Insert Name»

Date: